July 10, 2019

Mr. Wilson Lee
Senior Staff Accountant
Division of Corporate Finance
Securities and Exchange Commission
Washington, DC 20549

RE:	REQUEST FOR EXTENSION OF TIME TO RESPOND TO COMMENT LETTER DATED 7/2/2019

Dear Mr. Lee:

I am writing in response to the letter from the Securities and Exchange Commission dated July 2, 2019 in which you requested certain additional information regarding a recent transaction described in our December 31, 2018 Form 10-K and March 31, 2019 Form 10-Q filings. Due to our second quarter financial close process and preparation of our Form 10-Q, we would like to request an extension to the filing deadline for our response to be no later than Friday, August 9, 2019. This extension of time will allow us to develop a thorough response to your question and such response will have been through the various levels of review by our independent accounting firm, BDO USA. If this date is acceptable to you, please let me know.
Should you have any further questions, please do not hesitate to call me at (615) 203-6262.
Sincerely,

/s/ Roger R. Hopkins
Roger R. Hopkins
Chief Accounting Officer

cc: Jennifer Monick, Assistant Chief Accountant